UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dynegy Inc.

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

26817R108

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817R108	13D	Page 2 of 20 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Luminus Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,976,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,976,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,976,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	Based on 100,312,835 Shares outstanding as of March 31, 2014, as reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No. 26817R108	13D	Page 3 of 20 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Luminus Energy Partners Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,976,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,976,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,976,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 100,312,835 Shares outstanding as of March 31, 2014, as reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No. 26817R108	13D	Page 4 of 20 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Luminus Special Opportunities I Onshore, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,976,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,976,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,976,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 100,312,835 Shares outstanding as of March 31, 2014, as reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No. 26817R108	13D	Page 5 of 20 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Luminus Special Opportunities I PIE Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,976,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,976,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,976,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 100,312,835 Shares outstanding as of March 31, 2014, as reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No. 26817R108	13D	Page 6 of 20 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Luminus Special Opportunities I Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,976,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 100,312,835 Shares outstanding as of March 31, 2014, as reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No. 26817R108	13D	Page 7 of 20 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Vega Energy GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,976,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,976,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,976,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 100,312,835 Shares outstanding as of March 31, 2014, as reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No. 26817R108	13D	Page 8 of 20 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Vega Asset Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,976,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,976,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,976,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 100,312,835 Shares outstanding as of March 31, 2014, as reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No. 26817R108	13D	Page 9 of 20 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP Credit Advisors I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,976,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,976,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,976,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	Based on 100,312,835 Shares outstanding as of March 31, 2014, as reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No. 26817R108	13D	Page 10 of 20 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Luminus Credit I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,976,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,976,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,976,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 100,312,835 Shares outstanding as of March 31, 2014, as reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No. 26817R108	13D	Page 11 of 20 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Luminus Related I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,976,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,976,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,976,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 100,312,835 Shares outstanding as of March 31, 2014, as reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No. 26817R108	13D	Page 12 of 20 Pages

Item 1. Security and Issuer.

This Amendment Number 2 (this “Amendment”) amends and supplements the Schedule 13D filed on October 11, 2012 (the “Original Filing”) by the Reporting Persons relating to the Common Shares, par value $0.01 (the “Shares”), of Dynegy Inc., a Delaware corporation (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or Amendment Number 1. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 2. Identity and Background.

This statement is being filed by Luminus Management, LLC (“Luminus Management”), Luminus Energy Partners Master Fund, Ltd. (“Luminus Energy Fund”), Vega Asset Partners, L.P., (“Vega Asset Partners”), Vega Energy GP, LLC (“Vega Energy”), Luminus Special Opportunities I Onshore, L.P. (“Luminus I Onshore”), Luminus Special Opportunities I PIE Master, L.P. (“Luminus I PIE Master”), Luminus Special Opportunities I Master Fund, Ltd. (“Luminus I Master Fund”), LSP Credit Advisors I, LLC (“LSP Advisors”), Luminus Credit I, LLC (“Luminus Credit”) and Luminus Related I, LLC (“Luminus Related”).

Luminus Management, Luminus Energy Fund, Luminus I Onshore, Luminus I PIE Master and Luminus I Master Fund are together referred to herein as the “Luminus Entities.” Vega Asset Partners and Vega Energy are together referred to herein as the “Vega Entities.” LSP Advisors, Luminus Credit and Luminus Related are together referred to herein as the “LSP Entities.”

The Luminus Entities, LSP Entities and Vega Entities are together referred to herein as the “Reporting Persons,” and each of them are individually referred to herein as a “Reporting Person.”

Luminus Management is the manager of Luminus Energy Fund. Luminus Energy Fund is the record owner of 2,711,365 Shares. Due to its relationship with Luminus Energy Fund, Luminus Management may be deemed to have shared voting and investment power with respect to the Shares owned by Luminus Energy Fund. As such, Luminus Management may be deemed to have shared beneficial ownership of the Shares of which Luminus Energy Fund is the owner. Luminus Management, however, disclaims beneficial ownership of such Shares.

Luminus Management is the manager of Luminus I Onshore. Luminus I Onshore is the record owner of 425,022 Shares. Due to its relationship with Luminus I Onshore, Luminus Management may be deemed to have shared voting and investment power with respect to the Shares owned by Luminus I Onshore. As such, Luminus Management may be deemed to have shared beneficial ownership of the Shares of which Luminus I Onshore is the owner. Luminus Management, however, disclaims beneficial ownership of such Shares.

Luminus Management is the manager of Luminus I PIE Master. Luminus I PIE Master is the record owner of 717,487 Shares. Due to its relationship with Luminus I PIE Master, Luminus Management may be deemed to have shared voting and investment power with respect to the Shares owned by Luminus I PIE Master. As such, Luminus Management may be deemed to have shared beneficial ownership of the Shares of which Luminus I PIE Master is the owner.

CUSIP No. 26817R108	13D	Page 13 of 20 Pages

Luminus Management, however, disclaims beneficial ownership of such Shares.

Luminus Management is the manager of Luminus I Master Fund. Luminus I Master Fund is the record owner of 0 Shares. Due to its relationship with Luminus I Master Fund, Luminus Management may be deemed to have shared voting and investment power with respect to the Shares owned by Luminus I Master Fund. As such, Luminus Management may be deemed to have shared beneficial ownership of the Shares of which Luminus I Master Fund is the owner. Luminus Management, however, disclaims beneficial ownership of such Shares.

Jonathan Barrett directly (whether through ownership interest or position) may be deemed to control the Luminus Entities and have shared voting and investment power with respect to the Shares owned by Luminus Energy Fund, Luminus I Onshore, Luminus I PIE Master and Luminus I Master Fund. As such, Mr. Barrett may be deemed to have shared beneficial ownership of the Shares owned by Luminus Energy Fund, Luminus I Onshore, Luminus I PIE Master and Luminus I Master Fund. Mr. Barrett, however, disclaims beneficial ownership of such Shares. Mr. Barrett’s current principal occupation is president and manager of Luminus Management.

Vega Energy is the General Partner of Vega Assets Partners. Vega Asset Partners is the record owner of 1,097,966 Shares. Due to its relationship with Vega Asset Partners, Vega Energy may be deemed to have shared voting and investment power with respect to the Shares owned by Vega Asset Partners. As such, Vega Energy may be deemed to have shared beneficial ownership of the Shares of which Vega Asset Partners is the owner. Vega Energy, however, disclaims beneficial ownership of such Shares.

Paul Segal directly (whether through ownership interest or position) may be deemed to control the Vega Entities and have shared voting and investment power with respect to the Shares owned by Vega Asset Partners. As such, Mr. Segal may be deemed to have shared beneficial ownership of the Shares owned by Vega Asset Partners. Mr. Segal, however, disclaims beneficial ownership of such Shares. Mr. Segal is the president of Vega Energy.

LSP Advisors is the manager of Luminus Credit. Luminus Credit is the record owner of 768,295 Shares. Due to its relationship with Luminus Credit, LSP Advisors may be deemed to have shared voting and investment power with respect to the Shares owned by Luminus Credit. As such, LSP Advisors may be deemed to have shared beneficial ownership of the Shares of which Luminus Credit is the owner. LSP Advisors, however, disclaims beneficial ownership of such Shares.

LSP Advisors is the manager of Luminus Related. Luminus Related is the record owner of 256,282 Shares. Due to its relationship with Luminus Related, LSP Advisors may be deemed to have shared voting and investment power with respect to the Shares owned by Luminus Related. As such, LSP Advisors may be deemed to have shared beneficial ownership of the Shares of which Luminus Related is the owner. LSP Advisors, however, disclaims beneficial ownership of such Shares.

Paul Segal directly (whether through ownership interest or position) may be deemed to control the LSP Entities and have shared voting and investment power with respect to the Shares owned by LSP Advisors, Luminus Credit and Luminus Related. As such, Mr. Segal may be deemed to have shared beneficial ownership of the Shares owned by LSP Advisors, Luminus Credit and Luminus Related. Mr. Segal, however, disclaims beneficial ownership of such Shares. Mr. Segal is the president of LSP Credit Advisors.

CUSIP No. 26817R108	13D	Page 14 of 20 Pages

Each Reporting Person, other than Luminus Energy Fund, Luminus I PIE Master and Luminus I Master Fund, is organized in the state of Delaware. Luminus Energy Fund is organized under the laws of Bermuda. Luminus I PIE Master and Luminus I Master Fund are organized under the laws of the Cayman Islands. The principal business of each Reporting Person is to engage in the business of investing in securities and other investment opportunities. The principal business address of each Reporting Person is 1700 Broadway, 38th Floor, New York, NY 10019.

During the last five years, none of the Reporting Persons or any of the natural persons described in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 5,976,417 Shares, as detailed in Item 5. The Reporting Persons initially acquired an aggregate of 8,085,188 of these Shares pursuant to the Issuer’s plan of reorganization, which was confirmed on September 10, 2012, a copy of which was filed by the Issuer on Form 8-A on October 1, 2012 and is incorporated by reference herein. Since the Issuer’s emergence from bankruptcy, the Reporting Persons have purchased and/or sold additional Shares on the open market. Such purchases and sales were made using working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business.

Item 4. Purpose of Transaction.

No Change.

Item 5. Interest in Securities of the Issuer.

(a) As of April 23, 2014, the Reporting Persons beneficially own in the aggregate 5,976,417 Shares, representing approximately 5.96% of the outstanding Shares. Luminus Energy Fund is the record owner of 2,711,365 Shares, representing approximately 2.7% of the outstanding Shares. Luminus I Onshore is the record owner of 425,022 Shares, representing approximately 0.4% of the outstanding Shares. Luminus I PIE Master is the record owner of 717,487 Shares, representing approximately 0.7% of the outstanding Shares. Luminus I Master Fund is the record owner of 0 Shares, representing approximately 0.0% of the outstanding Shares. Vega Asset Partners is the record owner of 1,097,966 Shares, representing approximately 1.1% of the outstanding Shares. Luminus Credit is the record owner of 768,295 Shares, representing approximately 0.8% of the outstanding Shares. Luminus Related is the record owner of 256,282 Shares, representing approximately 0.3% of the outstanding Shares.

(b)

Reporting Persons	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned*
Luminus Management, LLC	0	5,976,417	5,976,417	5.96%
Luminus Energy Partners Master Fund, Ltd.	0	5,976,417	5,976,417	5.96%
Luminus Special Opportunities I Onshore, L.P.	0	5,976,417	5,976,417	5.96%
Luminus Special Opportunities I PIE Master, L.P.	0	5,976,417	5,976,417	5.96%
Luminus Special Opportunities I Master Fund, Ltd	0	5,976,417	5,976,417	5.96%
Vega Energy GP, LLC	0	5,976,417	5,976,417	5.96%
Vega Asset Partners, L.P.	0	5,976,417	5,976,417	5.96%
LSP Credit Advisors I, LLC	0	5,976,417	5,976,417	5.96%
Luminus Credit I, LLC	0	5,976,417	5,976,417	5.96%
Luminus Related I, LLC	0	5,976,417	5,976,417	5.96%

*	Based on 100,312,835 Shares outstanding as of March 31, 2014, as reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No. 26817R108	13D	Page 15 of 20 Pages

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group,” which “group” may be deemed to beneficially own an aggregate of 5,976,417 Shares, representing approximately 5.96% of the outstanding Shares. The percentages used herein are based on the 100,312,835 Shares outstanding as of March 31, 2014, as reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

(c) All transactions in the Shares effected during the past 90 days by the Reporting Persons are set forth in Annex A, attached to this Schedule 13D and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material To Be Filed As Exhibits.

Exhibit No.	Description

7.1	Joint Filing Agreement, dated October 11, 2012 (incorporated by reference to Exhibit 7.1 to the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on October 11, 2012).

7.2	Power of Attorney, dated October 11, 2012 (incorporated by reference to Exhibit 7.2 to the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on October 11, 2012).

7.3	Joint Chapter 11 Plan of Reorganization for Dynegy Holdings, LLC and Dynegy, Inc., confirmed September 10, 2012 (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-A filed with the Securities and Exchange Commission on October 1, 2012).

CUSIP No. 26817R108	13D	Page 16 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2014

Luminus Management, LLC

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Special Opportunities I Onshore, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Special Opportunities I PIE Master, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Special Opportunities I Master Fund, Ltd.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Vega Energy GP, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

CUSIP No. 26817R108	13D	Page 17 of 20 Pages

Vega Asset Partners, L.P.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

LSP Credit Advisors I, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Luminus Credit I, LLC

By:	LSP Credit Advisors I, LLC
Its:	Investment Manager

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Luminus Related I, LLC

By:	LSP Credit Advisors I, LLC
Its:	Investment Manager

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

CUSIP No. 26817R108	13D	Page 18 of 20 Pages

ANNEX A TO SCHEDULE 13D

PARTY EFFECTING TRANSACTION	DATE	BUY/ SELL	QUANTITY	PRICE*
LUMINUS CREDIT I, LLC	4/9/2014	SELL	37,500	$25.28
LUMINUS CREDIT I, LLC	4/10/2014	SELL	37,500	$25.54
LUMINUS CREDIT I, LLC	4/11/2014	SELL	37,500	$25.41
LUMINUS CREDIT I, LLC	4/14/2014	SELL	37,477	$25.59
LUMINUS CREDIT I, LLC	4/15/2014	SELL	6,000	$25.33
LUMINUS CREDIT I, LLC	4/16/2014	SELL	29,981	$25.27
LUMINUS CREDIT I, LLC	4/23/2014	SELL	256,000	$27.65
LUMINUS ENERGY PARTNERS MASTER FUND LTD	1/24/2014	BUY	8,839	$20.08
LUMINUS ENERGY PARTNERS MASTER FUND LTD	1/27/2014	BUY	264,200	$20.16
LUMINUS ENERGY PARTNERS MASTER FUND LTD	1/29/2014	BUY	126,667	$20.25
LUMINUS ENERGY PARTNERS MASTER FUND LTD	2/4/2014	BUY	30,500	$20.42
LUMINUS ENERGY PARTNERS MASTER FUND LTD	2/5/2014	BUY	33,700	$19.96
LUMINUS ENERGY PARTNERS MASTER FUND LTD	2/6/2014	BUY	100,000	$20.55
LUMINUS ENERGY PARTNERS MASTER FUND LTD	2/6/2014	SELL	3,010	$20.85
LUMINUS ENERGY PARTNERS MASTER FUND LTD	2/10/2014	BUY	20,100	$20.00
LUMINUS ENERGY PARTNERS MASTER FUND LTD	2/14/2014	BUY	6,600	$21.16
LUMINUS ENERGY PARTNERS MASTER FUND LTD	2/18/2014	BUY	6,500	$21.70
LUMINUS ENERGY PARTNERS MASTER FUND LTD	2/20/2014	SELL	32,600	$22.45
LUMINUS ENERGY PARTNERS MASTER FUND LTD	2/24/2014	SELL	28,116	$23.08
LUMINUS ENERGY PARTNERS MASTER FUND LTD	2/25/2014	SELL	50,000	$23.00
LUMINUS ENERGY PARTNERS MASTER FUND LTD	2/27/2014	SELL	20,200	$23.52
LUMINUS ENERGY PARTNERS MASTER FUND LTD	2/28/2014	SELL	21,789	$23.57
LUMINUS ENERGY PARTNERS MASTER FUND LTD	3/4/2014	SELL	33,500	$23.49
LUMINUS ENERGY PARTNERS MASTER FUND LTD	3/5/2014	SELL	66,666	$23.54
LUMINUS ENERGY PARTNERS MASTER FUND LTD	3/14/2014	SELL	12,500	$24.49
LUMINUS ENERGY PARTNERS MASTER FUND LTD	3/20/2014	SELL	30,700	$24.14
LUMINUS ENERGY PARTNERS MASTER FUND LTD	3/24/2014	SELL	33,333	$24.52
LUMINUS ENERGY PARTNERS MASTER FUND LTD	3/25/2014	SELL	26,040	$24.46
LUMINUS ENERGY PARTNERS MASTER FUND LTD	3/26/2014	SELL	25,333	$24.45
LUMINUS ENERGY PARTNERS MASTER FUND LTD	3/28/2014	SELL	6,500	$24.98
LUMINUS ENERGY PARTNERS MASTER FUND LTD	3/31/2014	SELL	35,000	$24.93
LUMINUS ENERGY PARTNERS MASTER FUND LTD	4/1/2014	SELL	35,000	$24.90
LUMINUS ENERGY PARTNERS MASTER FUND LTD	4/3/2014	SELL	9,200	$25.10
LUMINUS ENERGY PARTNERS MASTER FUND LTD	4/7/2014	SELL	27,550	$25.51
LUMINUS ENERGY PARTNERS MASTER FUND LTD	4/8/2014	SELL	21,000	$25.35
LUMINUS ENERGY PARTNERS MASTER FUND LTD	4/11/2014	SELL	33,333	$25.41
LUMINUS ENERGY PARTNERS MASTER FUND LTD	4/14/2014	SELL	35,000	$25.59
LUMINUS ENERGY PARTNERS MASTER FUND LTD	4/15/2014	SELL	5,600	$25.33
LUMINUS ENERGY PARTNERS MASTER FUND LTD	4/16/2014	SELL	28,000	$25.27
LUMINUS ENERGY PARTNERS MASTER FUND LTD	4/23/2014	SELL	908,000	$27.65

*	Excludes brokerage fees and commissions.

CUSIP No. 26817R108	13D	Page 19 of 20 Pages

PARTY EFFECTING TRANSACTION	DATE	BUY/ SELL	QUANTITY	PRICE*
LUMINUS RELATED I LLC	4/9/2014	SELL	12,500	$25.28
LUMINUS RELATED I LLC	4/10/2014	SELL	12,500	$25.54
LUMINUS RELATED I LLC	4/11/2014	SELL	12,500	$25.41
LUMINUS RELATED I LLC	4/14/2014	SELL	12,523	$25.59
LUMINUS RELATED I LLC	4/15/2014	SELL	2,000	$25.33
LUMINUS RELATED I LLC	4/16/2014	SELL	10,019	$25.28
LUMINUS RELATED I LLC	4/23/2014	SELL	86,000	$27.65
LUMINUS SPEC OPP I ONSHORE	1/24/2014	BUY	1,600	$20.08
LUMINUS SPEC OPP I ONSHORE	1/27/2014	BUY	49,000	$20.16
LUMINUS SPEC OPP I ONSHORE	1/29/2014	BUY	23,551	$20.25
LUMINUS SPEC OPP I ONSHORE	2/4/2014	BUY	5,700	$20.42
LUMINUS SPEC OPP I ONSHORE	2/5/2014	BUY	6,200	$19.96
LUMINUS SPEC OPP I ONSHORE	2/6/2014	BUY	18,593	$20.55
LUMINUS SPEC OPP I ONSHORE	2/6/2014	SELL	600	$20.85
LUMINUS SPEC OPP I ONSHORE	2/10/2014	BUY	3,700	$20.00
LUMINUS SPEC OPP I ONSHORE	2/14/2014	BUY	1,000	$21.16
LUMINUS SPEC OPP I ONSHORE	2/18/2014	BUY	1,000	$21.70
LUMINUS SPEC OPP I ONSHORE	2/20/2014	SELL	6,100	$22.45
LUMINUS SPEC OPP I ONSHORE	2/24/2014	SELL	5,200	$23.08
LUMINUS SPEC OPP I ONSHORE	2/25/2014	SELL	9,300	$23.00
LUMINUS SPEC OPP I ONSHORE	2/27/2014	SELL	3,700	$23.52
LUMINUS SPEC OPP I ONSHORE	2/28/2014	SELL	4,000	$23.57
LUMINUS SPEC OPP I ONSHORE	3/4/2014	SELL	6,139	$23.49
LUMINUS SPEC OPP I ONSHORE	3/5/2014	SELL	12,401	$23.54
LUMINUS SPEC OPP I ONSHORE	3/7/2014	BUY	333,711	$23.97
LUMINUS SPEC OPP I ONSHORE	3/20/2014	SELL	5,700	$24.14
LUMINUS SPEC OPP I ONSHORE	3/24/2014	SELL	6,200	$24.52
LUMINUS SPEC OPP I ONSHORE	3/25/2014	SELL	4,152	$24.46
LUMINUS SPEC OPP I ONSHORE	3/26/2014	SELL	3,990	$24.45
LUMINUS SPEC OPP I ONSHORE	3/28/2014	SELL	1,000	$24.98
LUMINUS SPEC OPP I ONSHORE	3/31/2014	SELL	5,581	$24.93
LUMINUS SPEC OPP I ONSHORE	4/1/2014	SELL	5,581	$24.90
LUMINUS SPEC OPP I ONSHORE	4/3/2014	SELL	1,500	$25.10
LUMINUS SPEC OPP I ONSHORE	4/7/2014	SELL	4,400	$25.51
LUMINUS SPEC OPP I ONSHORE	4/8/2014	SELL	3,348	$25.35
LUMINUS SPEC OPP I ONSHORE	4/11/2014	SELL	6,200	$25.41
LUMINUS SPEC OPP I ONSHORE	4/14/2014	SELL	5,580	$25.60
LUMINUS SPEC OPP I ONSHORE	4/15/2014	SELL	900	$25.33
LUMINUS SPEC OPP I ONSHORE	4/16/2014	SELL	4,464	$25.27
LUMINUS SPEC OPP I ONSHORE	4/23/2014	SELL	142,100	$27.65
LUMINUS SPEC OPP I MSTR	3/7/2014	SELL	897,175	$23.97

*	Excludes brokerage fees and commissions.

CUSIP No. 26817R108	13D	Page 20 of 20 Pages

PARTY EFFECTING TRANSACTION	DATE	BUY/ SELL	QUANTITY	PRICE*
LUMINUS SPECIAL OPP I PIE MSTR	1/24/2014	BUY	2,800	$20.08
LUMINUS SPECIAL OPP I PIE MSTR	1/27/2014	BUY	82,800	$20.16
LUMINUS SPECIAL OPP I PIE MSTR	1/29/2014	BUY	39,782	$20.25
LUMINUS SPECIAL OPP I PIE MSTR	2/4/2014	BUY	9,550	$20.42
LUMINUS SPECIAL OPP I PIE MSTR	2/5/2014	BUY	10,495	$19.96
LUMINUS SPECIAL OPP I PIE MSTR	2/6/2014	BUY	31,407	$20.55
LUMINUS SPECIAL OPP I PIE MSTR	2/6/2014	SELL	1,000	$20.85
LUMINUS SPECIAL OPP I PIE MSTR	2/10/2014	BUY	6,300	$20.00
LUMINUS SPECIAL OPP I PIE MSTR	2/14/2014	BUY	1,600	$21.16
LUMINUS SPECIAL OPP I PIE MSTR	2/18/2014	BUY	1,600	$21.70
LUMINUS SPECIAL OPP I PIE MSTR	2/20/2014	SELL	10,247	$22.45
LUMINUS SPECIAL OPP I PIE MSTR	2/24/2014	SELL	8,900	$23.08
LUMINUS SPECIAL OPP I PIE MSTR	2/25/2014	SELL	15,700	$23.00
LUMINUS SPECIAL OPP I PIE MSTR	2/27/2014	SELL	6,288	$23.53
LUMINUS SPECIAL OPP I PIE MSTR	2/28/2014	SELL	6,800	$23.57
LUMINUS SPECIAL OPP I PIE MSTR	3/4/2014	SELL	10,361	$23.49
LUMINUS SPECIAL OPP I PIE MSTR	3/5/2014	SELL	20,933	$23.54
LUMINUS SPECIAL OPP I PIE MSTR	3/7/2014	BUY	563,464	$23.97
LUMINUS SPECIAL OPP I PIE MSTR	3/20/2014	SELL	9,698	$24.14
LUMINUS SPECIAL OPP I PIE MSTR	3/24/2014	SELL	10,467	$24.52
LUMINUS SPECIAL OPP I PIE MSTR	3/25/2014	SELL	7,008	$24.46
LUMINUS SPECIAL OPP I PIE MSTR	3/26/2014	SELL	6,810	$24.45
LUMINUS SPECIAL OPP I PIE MSTR	3/28/2014	SELL	1,700	$24.98
LUMINUS SPECIAL OPP I PIE MSTR	3/31/2014	SELL	9,419	$24.93
LUMINUS SPECIAL OPP I PIE MSTR	4/1/2014	SELL	9,419	$24.90
LUMINUS SPECIAL OPP I PIE MSTR	4/3/2014	SELL	2,445	$25.10
LUMINUS SPECIAL OPP I PIE MSTR	4/7/2014	SELL	7,400	$25.51
LUMINUS SPECIAL OPP I PIE MSTR	4/8/2014	SELL	5,652	$25.35
LUMINUS SPECIAL OPP I PIE MSTR	4/11/2014	SELL	10,467	$25.41
LUMINUS SPECIAL OPP I PIE MSTR	4/14/2014	SELL	9,420	$25.59
LUMINUS SPECIAL OPP I PIE MSTR	4/15/2014	SELL	1,500	$25.33
LUMINUS SPECIAL OPP I PIE MSTR	4/16/2014	SELL	7,536	$25.28
LUMINUS SPECIAL OPP I PIE MSTR	4/23/2014	SELL	239,900	$27.65
VEGA ASSET PARTNERS LP	2/10/2014	BUY	3,300	$20.00
VEGA ASSET PARTNERS LP	2/14/2014	BUY	700	$21.16
VEGA ASSET PARTNERS LP	2/18/2014	BUY	700	$21.70
VEGA ASSET PARTNERS LP	4/23/2014	SELL	368,000	$27.65

*	Excludes brokerage fees and commissions.